

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Sean George
President and Chief Executive Officer
Invitae Corp
1400 16th Street
San Francisco, CA 94103

> **Re: Invitae Corp**
> **Registration Statement on Form S-4**
> **Filed July 28, 2020**
> **File No. 333-240137**

Dear Dr. George:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason Drory at (202) 551-8342 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Gabriella Lombardi